Exhibit 99.3

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Red White & Bloom Brands Inc. (the “Company” or “RWB”) 789 West Pender Street, Suite 810 Vancouver, BC V6C 1H2
Item 2	Date of Material Change
July 14, 2023
Item 3	News Release
A news release issued by the Company with respect to the material change referred to in this Material Change Report was disseminated via Globe Newswire and filed on SEDAR on July 14, 2023.
Item 4	Summary of Material Change

The Company announced the mutual termination of the binding letter agreement entered into with Aleafia Health Inc. (“Aleafia”) on June 6, 2023 (the “Letter Agreement”) whereby the Company had agreed to acquire Aleafia and its subsidiaries in a proposed business combination transaction (the “Proposed Transaction”) by way of a plan of arrangement.

Item 5	Full Description of Material Change

On July 14, 2023, in a joint news release issued by the Company and Aleafia, the Company announced that the parties had mutually terminated the Letter Agreement. The termination is without liability or cost to either party.

Pursuant to the Letter Agreement, and as a pre-requisite to closing the previously announced Proposed Transaction, the approval of holders of Aleafia convertible debentures issued under the amended and restated debenture indenture providing for the issue of certain convertible debentures dated as of June 27, 2022 between Aleafia and Computershare Trust Company of Canada, as the trustee, as supplemented by: (a) the first supplemental indenture dated as of June 27, 2022 (providing for the issue of the 8.5% Series A Secured Convertible Debentures Due June 30, 2024); (b) the second supplemental indenture dated as of June 27, 2022 (providing for the issue of the 8.5% Series B Secured Convertible Debentures Due June 30, 2026), and (c) the third supplemental indenture dated as of June 27, 2022 (providing for the issue of 8.50% Series C Secured Debentures Due June 30, 2028) (collectively, the “Aleafia Convertible Debentures”) was required to settle all outstanding amounts due to them for an aggregate amount of $6 million in exchange for the cancellation of all Aleafia Convertible Debentures.

While Aleafia had received support in writing from certain holders of the outstanding Aleafia Convertible Debentures, certain other holders representing more than 33 1/3% of the outstanding Aleafia Convertible Debentures, as represented by their designated representatives, had communicated to Aleafia and RWB that they would not accept the terms of the settlement set out in the Letter Agreement. As a result, a key condition of the Proposed Transaction could not be satisfied and the parties mutually agreed to terminate the Letter Agreement.

Pursuant to an assignment of indebtedness and security dated June 6, 2023, NE SPC II LP sold to RWB, all indebtedness of Aleafia and certain of its affiliates in connection with the loan agreement made as of December 24, 2021, as amended on March 28, 2022, June 17, 2022, April 26, 2023, May 15, 2023, and May 31, 2023 (the “Aleafia Senior Secured Loan Agreement”). RWB also disclosed that Aleafia is currently in breach of certain covenants under the Aleafia Senior Secured Loan Agreement, and while RWB has not, to date, taken steps to formally note Aleafia in default or immediately enforce its security, RWB has not waived any outstanding breaches and has reserved all of its rights and remedies under the Aleafia Senior Secured Loan Agreement and related security. RWB is currently considering all available options.

Cautionary Note Regarding Forward-Looking Information

This material change report contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of the joint news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this material change report, forward-looking statements relate to, among other things, statements regarding the consideration of strategic options by RWB following the mutual termination of the Letter Agreement and RWB’s exercise of rights following Aleafia’s breach of certain covenants under the Aleafia Senior Secured Loan Agreement. These forwardlooking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements.

Risks and uncertainties that may cause such differences include but are not limited to: the possibility that legal proceedings may be instituted against the Company, Aleafia and/or others and the outcome of such proceedings; and other risks inherent in the cannabis industry. The dedication of substantial resources of RWB and Aleafia to the Proposed Transaction and to strategic options following its termination could have a material adverse impact on each of RWB’s and Aleafia’s share price, its current business relationships and on the current and future operations, financial condition, and prospects of each of the RWB and Aleafia.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

No information has been omitted in respect of the material change.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change disclosed in this report: Edoardo Mattei Chief Financial Officer Telephone: 947-225-0503, x 1003

Item 9	Date of Report

July 20, 2023